December 1, 2010

Via Edgar Transmission

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Brandon A. Hill, Larry Spirgel, Kathryn Jacobson, Kyle Moffatt

Re:	KeyOn Communications Holdings, Inc.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Filed April 16, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010

Filed May 17, 2010

File No. 001-33842

Ladies and Gentlemen:

On behalf of KeyOn Communications Holdings, Inc. (the “Company”), reference is made to the letter dated November 3, 2010 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Amendment to the Annual Report on Form 10-K/A of the Company for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2010 (the “Form 10-K/A”) and the Quarterly Report on Form 10-Q of the Company for the quarterly period ended March 31, 2010, filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2010 (the “Form 10-Q”). We have reviewed the Comment Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response thereto set forth immediately under such comment.

FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Description of Business, page 2

1.

We note your statement that you believe that your company is the third largest wireless broadband company in the United States. Please disclose the metric that serves as the basis for that statement (e.g. revenue, subscribers, etc.).

Response:

The Company believes that it is the third largest wireless broadband company in the United States in terms of subscribers, behind Clearwire Corporation and JAB Wireless, Inc.

Securities and Exchange Commission

December 1, 2010

The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A, which will revise Item 1 to clarify that the Company believes it is the third largest wireless broadband company in the United States based on the number of its subscribers.

2.

We also note the statement that in connection with your applications under ARRA you have “secured commitments to contribute up to $163 million of outside capital to ensure the “sustainability” of your projects. Please clarify who has made these commitments (e.g. third-party investors, lenders, state or local governments, etc.). In addition, please specify whether these contributions will be made to you or directly to the communities that would benefit from these federal grants. Please ensure this disclosure is consistent throughout your Annual Report on Form 10-K/A.

Response:

The $163 million contingent commitment was made to the Company by third-party investors and was contingent upon the Company receiving awards under the Broadband Initiatives Program. Moreover, the amount of the commitment by these investors was subject to the size of the award(s) received by the Company. For example, if all of the 16 applications that the Company applied for were awarded, the Company would have entered into definitive agreements for the entire $163 million of contingent commitments, with such amount to be reduced accordingly if fewer than 16 applications were awarded. Because the Company only received one award, none of those contingent commitments were required. The proceeds from the contingent commitments would have gone directly to the Company in return for the Company issuing either equity or secured debt.

The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A, which will revise Item 1 to clarify that third party investors made the contingent commitments and that the commitments would have gone directly to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 21

3.

In your Overview section please describe the cost restructuring plan you initiated in 2009. Specifically, describe your decision to decrease marketing expenses, the status of your Dish Network related operations, the decrease in stock compensation expense and your expectations going forward.

Response:

Upon the termination of the Company’s merger agreement with Internet America, Inc. in February of 2009, the Company implemented a number of measures to reduce its operating costs and conserve working capital, including the decommissioning of tower assets that were not profitable, a decrease in direct marketing expenses such as direct advertising and a reduction in overall headcount. In light of the Company’s headcount reduction and the capital outlay required to maintain DISH inventory, the Company did not actively sell DISH video services to its subscriber base in order to better focus on its existing broadband subscribers. Finally, the Company reduced stock compensation expense as a result of the resignation of the independent members of the Company’s board of directors in May 2009 and the departure of a member of the Company’s executive management team in the first quarter of 2009.

Securities and Exchange Commission

December 1, 2010

Because of the cost reduction measures implemented in 2009 and certain private placements in 2009 and the issuance of a $15 million convertible secured note in February of 2010, the Company is now capitalized to continue its growth. Consequently, the Company has increased headcount in relevant areas such as customer services and sales and marketing, increased its direct marketing expenses, made several acquisitions and is exploring other ways to continue to grow its business both through organic growth and strategic means such as the introduction of 4G WiMAX networks.

The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A, which will revise Item 7 to provide detailed disclosure regarding the Company’s cost restructuring plan.

Results of Operations, page 22

4.

We note that Net Loss improved 18% over 2009. However, you state that non-cash stock-based and warrant compensation expense accounted for 87% of the improvement and that your cost reduction initiative accounted for 43% of the improvement. Please revise this disclosure to clarify the relative contribution of these factors to the Net Loss improvement in 2009.

Response:

The Company’s cost reduction initiative to reduce operating expenses and create operating efficiencies accounted for 13% of the improvement in the Company’s net loss for 2009.

The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A, which will revise Item 7 to disclose the correct percentage contribution to the improvement in the Company’s net loss for 2009 that was attributable to the Company’s cost reduction initiative.

Liquidity and Capital Resources, page 23

5.

Please provide a more detailed assessment of your financial condition and liquidity outlook. For example, disclose how long management expects that the note funds will sustain the company and how much additional financing the company will require in order to meet its current and future cash needs. Also provide more information about the company’s specific spending commitments and funding requirements. If you are unable to obtain additional funds, explain how that will impact your ability to perform existing contracts, acquire new business, and develop new products and services.

Response:

The Company currently anticipates that its cash and cash equivalents will be sufficient to meet the Company’s working capital requirements to continue its sales, marketing and research and development through at least October 2011. However, in order to execute its long-term strategy and penetrate new and existing markets, the Company may need to raise additional funds, through public or private equity offerings, debt financings, corporate collaborations or other means. The Company has not secured any commitment for new financing at this time, nor can the Company provide any assurance that new financing will be acceptable on commercially acceptable terms, if needed. If the Company is unable

Securities and Exchange Commission

December 1, 2010

to secure additional capital, it may be required to curtail its business development initiatives and take additional measures to reduce its costs in order to conserve the Company’s cash.

The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A, which will revise Item 7 to provide a detailed assessment of the Company’s financial condition and liquidity outlook.

Management’s Annual Report on Internal Control over Financial Reporting, page 25

6.

We note in your statement that you have identified material weaknesses and deficiencies in your controls. However, it is unclear whether your management has performed the required assessment of whether your internal control over financial reporting is effective. Please revise to specify whether your management performed an assessment of your internal control over financial reporting pursuant to Item 308T of Regulation S-K. In addition, please provide your management’s conclusion regarding the effectiveness of your internal control over financial reporting. Please note that pursuant to Item 308T(a)(3) your management is not permitted to conclude that your internal control over financial reporting is effective if there are one or more material weaknesses in your internal control over financial reporting.

Response:

The Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting pursuant to Item 308T of Regulation S-K. Based on its evaluation, the Company’s management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2009 because of the material weaknesses identified in the Company’s Annual Report on Form 10-K/A.

The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A, which will revise Item 9A(T) to clarify management’s assessment of internal control over financial reporting and management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting.

Other

7.	Please review the numbering for your footnotes throughout your Annual Report on Form 10-K/A. It appears that the numbering is not sequential.

Response:

The Company has reviewed and corrected the numbering of the footnotes throughout the Annual Report on Form 10-K/A.

The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A, which will include the corrected footnotes.

Securities and Exchange Commission

December 1, 2010

Executive Compensation, page 27

8.	Please note that the total compensation disclosed for Jonathan Snyder for 2009 appears to be incorrect. Please revise.

Response:

The total compensation awarded to Jonathan Snyder for 2009 was $237,108.

The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A, which will include the correct amount of total compensation awarded to Mr. Snyder in 2009 in the summary compensation table.

9.

Please provide the material terms of the option awards granted to your named executive officers pursuant to Item 402(o) and 402(p), respectively. This comment applies to the Summary Compensation Table and Outstanding Equity Awards at Fiscal Year-End.

Response:

The material terms of the option awards granted to the Company’s named executive officers in 2008 and 2009 are set forth below:

Option Awards

The Company’s board of directors approved awards of stock options pursuant to the 2007 Incentive Stock and Awards Plan. On June 1, 2009, the Company’s board of directors approved stock option awards for Jonathan Snyder, Annette Eggert and A. Robert Handell, in the amount of 330,000 stock options, 86,650 stock options, and 340,000 stock options, respectively. Each of the awards will vest one-fourth upon the first anniversary of the date of grant and in equal installments equal to one thirty-sixth of the remaining options, each month thereafter.

The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A, which will include the material terms of the option awards granted to the Company’s named executive officers.

Security Ownership of Certain Beneficial Owners and Management and Related Stock Matters, page 28

10.	Please note that the information in this table is required to be provided as of the most recent practicable date not as of year-end.

Response:

The Company is aware that the information provided in the security ownership of certain beneficial owners and management table is to be provided as of the most recent practicable date.

The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A, which will include a security ownership of certain beneficial owners and management table that is provided as of the most recent practicable date before the filing of Amendment No. 1 to Form 10-K on Form 10-K/A.

Securities and Exchange Commission

December 1, 2010

11.	Please disclose the relationship, if any, between Jerome Snyder and Jonathan Snyder in a footnote to the table.

Response:

Jerome Snyder and Jonathan Snyder are related as father and son.

The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A, which will disclose the relationship of Jerome Snyder and Jonathan Snyder in a footnote to the security ownership of certain beneficial owners and management table.

Exhibits

12.	Please file complete copies of your Note Agreement and its ancillary documents with your amended Annual Report on Form 10-K, including conformed signature pages.

Response:

The Company will include complete copies of the Note Agreement and its ancillary documents, including conformed signature pages, with Amendment No. 2 to Form 10-K on Form 10-K/A.

Exhibits 31.1 and 31.2

13.

We note that the certifications provided by Mr. Snyder and Ms. Eggert have been modified. Introductory language in paragraph 4 has been deleted and section 4(d) has been omitted. Pursuant to Item 601(b)(31), the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601, except as otherwise indicated in Commission statements or Staff interpretations. Please submit complete, unmodified certificates in connection with the filing of your amended Annual Report on Form 10-K.

Response:

The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A to revise the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) to include the introductory language of paragraph 4 and Section 4(b) relating to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K.

The Company will include the introductory language of paragraph 4 which shall state: “The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”

The Company will also include Section 4(b) which shall state: “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the

Securities and Exchange Commission

December 1, 2010

preparation of financial statements for external purposes in accordance with generally accepted accounting principles;”

QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2010

Exhibits 31.1, 31.2, 32.1 and 32.2

14.

We note that the certifications filed on exhibits 31.1, 31.2, 32.1 and 32.2 to your quarterly report for the period ended March 31, 2010 were not signed. Please provide conformed signatures on these certifications in connection with the amendment to your Form 10-Q for the quarterly period ended March 31, 2010.

Response:

As previously disclosed by the Company, the Company is planning on filing an amendment to the quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2010 on or before December 8, 2010 that will contain restated financial information for the fiscal quarter to reflect corrections made to the accounting treatment of its secured convertible promissory note. The Company will include conformed signatures on the certifications it will file as exhibits 31.1, 31.2, 32.1 and 32.2 to the amendment to the quarterly report on Form 10-Q.

If you have any further comments or questions concerning this response, please contact the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

Direct Phone Number: (212) 659-4974

Direct Fax Number: (212) 884-8234

rick.werner@haynesboone.com

cc:	Jonathan Snyder, KeyOn Communications Holdings, Inc.
Jason Lazar, KeyOn Communications Holdings, Inc.